January 19, 2019

VIA EDGAR
Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Washington, D.C.

  Re: **TAHAWI Aerospace Corp.**
     Amendment No. 5 to the Offering Statement on Form 1-A
     Filed January 4, 2016
     File No. 024-10617

Dear Mr. Dobbie,

   On behalf of TAHAWI aerospace, Corp., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 2:00 p.m., Eastern Time, on Wednesday January 25, 2017, or as soon as practicable.

   In making this request, TAHAWI aerospace, Corp.. acknowledges that:

- The State of New Jersey has advised that it is prepared to qualify the offering.
- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve TAHAWI aerospace, Corp., from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and
- TAHAWI aerospace, Corp., may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions reading this response letter of the revised Offering Statement, please contact me by phone at (201) - 281 – 2211 or by e-mail at aadamson@adamsonbrothers.com.

Sincerely,

By: Adam Altahawi
Its: Chief Executive Officer
/s/ Adam Altahawi